Technical Report on the
San Ignacio Project
Mineral Resource,
Guanajuato State, Mexico

DATE: August 6, 2014.

Prepared for

GREAT PANTHER SILVER LIMITED
Suite 800, 333 Seymour Street
Vancouver, BC, Canada
V6B 5A6

Prepared by
Michael F. Waldegger, P. Geo.
MFW Geoscience Inc.

And

Robert F. Brown, P. Eng.
Vice President of Exploration
Great Panther Silver Limited

Effective Date: 06 April 2014

Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

C O N T E N T S

1.0	SUMMARY		1-1

2.0	INTRODUCTION		2-1
	2.1	Terms of Reference	2-1

3.0	RELIANCE ON OTHER EXPERTS		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	Property Area	4-1
	4.2	Property Location	4-1
	4.3	Land Tenure	4-1
	4.4	Royalties	4-1
	4.5	Environmental Liabilities	4-3
	4.6	Permitting Applications and Status	4-3
	4.7	Other Significant Factors and Risks	4-3

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		5-1
	5.1	Topography, Elevation, and Vegetation	5-1
	5.2	Accessibility	5-1
	5.3	Climate and Physiography	5-1
	5.4	Infrastructure and Local Resources	5-1

6.0	HISTORY		6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION		7-1
	7.1	Regional Geology	7-1
	7.2	Local and Property Geology	7-2
	7.3	Mineralization	7-4

8.0	DEPOSIT TYPES		8-1

9.0	EXPLORATION		9-1

10.0	DRILLING		10-1
	10.1	Summary of Results	10-1
	10.2	Summary of Procedures	10-3

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		11-1
	11.1	Assay Samples	11-1
	11.2	Bulk Density Samples	11-3

12.0	DATA VERIFICATION		12-1

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING		13-1

14.0	MINERAL RESOURCE ESTIMATES		14-1
	14.1	Introduction	14-1
	14.2	Sample Database	14-1
	14.3	Domain Modelling	14-2
	14.4	Bulk Density	14-3
	14.5	Treatment of High-Grade Outliers	14-4

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

	14.6	Compositing		14-5
		14.6.1	14.6.1 Drill Hole Samples	14-5
		14.6.2	14.6.2 Underground Chip Samples	14-6
	14.7	Block Model Parameters		14-7
	14.8	Grade Interpolation		14-8
	14.9	Resource Classification		14-8
	14.10	Mineral Resource Tabulation		14-9
	14.11	Block Model Validation		14-9
	14.12	Comparison to Previous Resource Estimate		14-10

15.0	MINERAL RESERVE ESTIMATES			15-1

16.0	MINING METHODS			16-1

17.0	RECOVERY METHODS			17-1

18.0	PROJECT INFRASTRUCTURE			18-1

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Contracts		19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Reclamation Closure		20-1

21.0	CAPITAL AND OPERATING COSTS			21-1

22.0	ECONOMIC ANALYSIS			22-1

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1

25.0	INTERPRETATIONS AND CONCLUSIONS			25-1

26.0	RECOMMENDATIONS			26-1
	26.1	Phase 1		26-1
	26.2	Phase 2		26-1

27.0	REFERENCES			27-1
28.0	CERTIFICATES OF QUALIFIED PERSONS			28-1
	Robert F. Brown, P. Eng			28-2
	Michael Waldegger, P. Geo.			28-3

29.0	DATE AND SIGNATURE PAGE			29-1

T A B L E S

Table 4-1: Claims Comprising Great Panther’s Holdings at San Ignacio	4-1
Table 11-1: QC Sample Failure Rates	11-2
Table 12-1: Independent Check Samples vs. Original Samples	12-1
Table 14-1: Descriptive Statistics for the Sample Database	14-1
Table 14-2: Descriptive Statistics of Silver Grade Grouped by Domain	14-3
Table 14-3: Descriptive Statistics of Gold Grade Grouped by Domain	14-3
Table 14-4: Descriptive Statistics of Bulk Density Grouped by Domain	14-4

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Table 14-5: Capping Levels for Silver and Gold Grouped by Domain	14-5
Table 14-6: Descriptive Statistics of Composited Silver Grade Grouped by Domain	14-6
Table 14-7: Descriptive Statistics of Composited Gold Grade Grouped by Domain	14-7
Table 14-8: Extent of the San Ignacio Block Model	14-7
Table 14-9: Mineral Resources above a 125 AgEq g/t Cut-off	14-9
Table 21-1: 2014 (January through March) Cost Report for San Ignacio	21-1
Table 26-1: Budget for Proposed Work Plan	26-1

F I G U R E S

Figure 4-1: Property Claims Map	4-2
Figure 5-1: San Ignacio Property Guanajuato Location Map	5-2
Figure 7-1: San Ignacio Project Property Geology Map	7-3
Figure 9-1: Exploration Rock Sample Locations	9-3
Figure 10-1:Drill Hole Location Map	10-2
Figure 10-2: Cross-Section 700N	10-3
Figure 17-1: Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant	17-3

6 August 2014	TOC iii

Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

1.0	SUMMARY

This technical report and Mineral Resource estimate was prepared for Great Panther Silver Limited (Great Panther), a Canadian mining and exploration company active in Mexico. The Mineral Resource estimate is an update of a previous estimate from 2012.

The San Ignacio property consists of a block of seven contiguous mineral claims totalling 324.7 ha. The Company owns 100% interest in the claims through Great Panther’s wholly-owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV (MMR). The property is located approximately 8 km northwest of the city of Guanajuato, in Guanajuato State, Mexico.

Exploration in the Guanajuato mining district dates back to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners. The Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative) which began its existence in 1939 amassed what is now the San Ignacio property. Great Panther acquired the San Ignacio property from the Cooperative in 2005.

The San Ignacio Project lies within La Luz mining camp of the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt. Cretaceous volcanic rocks of La Luz Basalt underlie the San Ignacio property.

The mineralization on the property consists of epithermal silver-gold veins. Average silver grades of the veins range from 55 g/t Ag to 150 g/t Ag and average gold grades from 1.2 g/t Au to 2.5 g/t Au.

Detailed geological mapping, structural geological studies, outcrop sampling, underground drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4 km of prospective structures.

Great Panther has completed 91 diamond drill holes at the San Ignacio Property between grid line 450N and 1100N and delineated mineralized veins up to a strike length of 650 m.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

MFW Geoscience Inc. (“MFW”) estimated that the San Ignacio property contains Indicated Mineral Resources totalling 103,000 tonnes above a 125 g/t silver equivalent cut-off, at an average grade of 165 g/t silver and 3.54 g/t gold, for a total of 1,245,000 equivalent silver ounces (“Ag eq oz”). In addition, MFW estimated Inferred Mineral Resources of 737,000 tonnes at an average grade of 115 g/t silver and 2.04 g/t gold, for a total of 5,645,000 Ag eq oz.

The authors recommend a two-phase work program of surface and underground drilling to correspond with the present underground development. The recommended two-phase work program is estimated to cost US$2,250,000.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

2.0	INTRODUCTION

This Technical Report was prepared for Great Panther Silver Limited (Great Panther), a Canadian mining and exploration company active in Mexico. The company operates two mines: the Topia silver-gold-lead-zinc mine in west-central Durango State, and the Guanajuato Silver-Gold Mine in Guanajuato State. In accordance with TSX regulations, Great Panther became a producing issuer as of mid-March 2011.

All costs are expressed in United States dollars.

2.1	Terms of Reference

Great Panther commissioned MFW Geoscience Inc. (MFW) to estimate Mineral Resources on the San Ignacio Property and prepare a National Instrument 43-101 (NI 43-101) Technical Report on the property. The effective date for the report is April 6th, 2014. Parts of the report are written by Robert F. Brown, P. Eng., and V.P. Exploration for Great Panther Silver Limited.

The Mineral Resource estimate was an update of a previous estimate described in a Technical Report prepared by Michael Waldegger P. Geo., titled “Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico” dated 25 June 2012.

The Mineral Resource estimate was based on data provided by the company including drill-hole data from 116 diamond drill holes, and wireframe domains that represent four mineralized veins known as Veta Melladito, Veta Intermediate, Veta Nombre de Dios 1, and Veta Nombre de Dios 2. Mineral Resources were tabulated at a cut-off of 125 g/t Ag equivalent grade based on a ratio of silver to gold value of 60 to 1. Great Panther established the ratio and cut-off grade.

Mr. Waldegger, P. Geo., completed a personal inspection of the property during a site visit on the 8th and 9th of May, 2012. He reviewed data and sample collection procedures, collected independent drill-hole samples, verified the location of the property and drill holes, and inspected the laboratory where samples were prepared and assayed by conventional analytical methods. He also toured the processing facilities at the company’s Cata Mine and observed active underground mining at the Santa Margarita zone at the Cata Mine. Mr. Brown, P. Eng. has been visiting the San Ignacio site on a near monthly basis, with the last visit on May 29th, 2014. This included a tour of the underground development, including ramping, and multiple level developments along the Intermediate and Melladito veins.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Mr. Waldegger, P. Geo., completed Sections 10, 11, 12 and 14, and the relevant portions of Sections 1, 2, 3, and 24 through 28 of this Technical Report. Mr. Brown, P. Eng. completed Sections 4 through 9, 13, 15 through 23, and the relevant portions of Sections 1, 2, 3, and 24 through 28 of this Technical Report.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

3.0	RELIANCE ON OTHER EXPERTS

The conclusions and opinions in this report were based on:

•	information available to MFW at the time of preparation of this report

•	assumptions and qualifications as set out in this report

•	data, reports, and other information supplied by Great Panther and other third party sources.

The author has relied on ownership information provided by Great Panther. Mr. Waldegger has not researched property title or mineral rights for the Property and expresses no opinion as to the ownership status of the Property.

MFW has relied on Great Panther for guidance on legal status, applicable taxes, royalties, and other government levies or interests, applicable to the property, including environmental liabilities and permits required to perform the work on the property.

Information and opinions relied on in this report were provided by the following Great Panther personnel:

•	Nancy Morales (former GPR geologist)

•	Carlos Armando Argumosa Sosa

•	Ing. Maria de los Angeles Neri Caldron (former GPR geologist)

•	Ing. Alejandro García Badilla (former GPR geologist)

•	Mohammad Nourpour, Geologist

•	Ing. Jorge Ortega P. Geo., Exploration Country Manager Mexico

•	Robert Brown P. Eng., Vice-President Exploration

•	Charles Brown, former GPR Chief Operating Officer

•	Carmen Lopez (former supervisor) and Ana Jaimes, Guanajuato Assay Lab Supervisor, SGS Lakefield (under contract to Great Panther).

The documentation reviewed, along with other sources of information referred to in this report, is listed in Section 27 – References.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Area

The San Ignacio property consists of a block of seven contiguous mineral claims totalling 324.7 ha. Figure 4-1 shows the legally surveyed claim boundaries.

4.2	Property Location

The Property is centered at 21°02’ north, 101°19' west (lat. / long. WGS 84), and is located approximately 8 km due west of the company’s wholly owned Guanajuato Mine.

4.3	Land Tenure

The Company owns 100% interest in the claims through Great Panther’s wholly- owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV (MMR). Surface rights owned by the Company are limited to blocks of ground around the San Ignacio shaft and a newly acquired block over the present underground development (new roads, mine rock dumps, and surface infrastructure). Surface access is negotiated with various individual owners. Mexican taxes on mineral claims are due bi-annually in January and July (the Company is up to date), and assessment must be filed annually each May (the Company is up to date).

Table 4-1: Claims Comprising Great Panther’s Holdings at San Ignacio

Claim Name	Title #	Hectares	Date of Record	Expiration Date
San Francisco de Pili	168161	97.2871	02/03/1981	01/03/2031
Purísima Conception	168166	66	02/03/1981	01/03/2031
San Pedro Gilmonene	168168	72.1458	02/03/1981	01/03/2031
San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031
La Chuparrosa	169360	1.2	11/11/1981	10/11/2031
San Antonio	177934	49	29/05/1986	28/05/2036
Primera Ampl. de San Antonio	215568	32.1847	19/12/1991	18/12/2041
Total	-	324.70	-	-

4.4	Royalties

Other than bi-annual taxes and annual assessment filing, there are no royalties, back-in rights, payments, agreements, or encumbrances to which the property is subject.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Figure 4-1: Property Claims Map

San Ignacio Claim Map
Guanajuato State, Mexico
500 metres
N
San Francicso De Pili
Purisima
Mina
San Ignacio
San Pedro Gilmonene
Fresnillo
Endeavour
Silver
San Antonio
1st. Ampl. San Antonio
San Francisco De Asis
La Chuparrosa
LEGEND
San Ignacio Claim Block
Access road
Exisiting mine workings
Grid is UTM, WGS84, zone 14

Source: Great Panther Silver Ltd., April 2014

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

4.5	Environmental Liabilities

Great Panther has completed a drill program carried out under the Phase V permit applied for and granted by SEMARNAT, which is the Mexican federal agency that oversees environmental permitting of surface work programs. As well, full permitting for the mine development, surface structures, and waste dumps has been granted by SEMARNAT.

4.6	Permitting Applications and Status

All Mexican government permits in place for the exploration program and all agreements with the site landowners are current.

4.7	Other Significant Factors and Risks

There are no significant factors or risks that may affect access, title or the right, or ability to perform work on the property.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Topography, Elevation, and Vegetation

The Property area is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to good bedrock exposures.

Two small villages (San Pedro and Mexiamora) are located within the property, as are several other isolated homes and small farms. Some of the property is underlain by cultivated land on which local farmers grow corn.

5.2	Accessibility

Access to the property is via a 35-minute drive from the outskirts of the city of Guanajuato, mostly by gravel road through the towns of Santa Ana and Cristo Del Rey.

The property is located approximately 8 km northwest of the city of Guanajuato, in Guanajuato State, Mexico, and approximately 380 km by road northwest of Mexico City. The city of Guanajuato has a population of nearly 150,000 inhabitants and is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato. The San Ignacio Property location is illustrated in Figure 5-1.

5.3	Climate and Physiography

Exploration and mining work can be conducted year-round uninterrupted by weather. The area has a dry climate with an annual precipitation of about 600 mm, generally falling between June and October. The annual mean temperature is 25°C; however, winters can be cool, with lows approaching 0°C.

5.4	Infrastructure and Local Resources

The Company and various property owners in the area are negotiating surface rights sufficient for mining operations. Grid power is available to the property, and some buildings and storage sheds exist on site at the old San Ignacio shaft. Most of the supplies and labour required for the exploration programs were sourced from the cities of Guanajuato or Leon. The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities sufficient for a mining operation.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Figure 5-1: San Ignacio Property Guanajuato Location Map

Source: Great Panther Silver Ltd., April 2014

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

6.0	HISTORY

Exploration in the Guanajuato mining district dates back to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas. Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous of boom and bust cycles. No mining records remain of work undertaken in the area from 1548 until 1793. Research by Great Panther geologists has turned up a number of maps post- dating 1793, depicting the development and mining from a number of shafts and adits.

The Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative), which began its existence in 1939, amassed what is now the San Ignacio property.

The Cooperative operated several mines in the Guanajuato Mining district throughout the latter half of the 20th and into the 21st Century, including the Guanajuato mine complex at Guanajuato State, Mexico.

On the San Ignacio Property there are twelve known historical workings including major shafts at San Ignacio, Purísima, Pili, and San Jose de Garcia. No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft. Cooperative records from 1977 to 2001 indicate that 617,455 tonnes at a grade of 113 g/t Ag and 1.01 g/t Au were extracted from the San Ignacio shaft along a parallel structure to those in this mineral resource estimate report, at an average rate of 85 t/d. As there was no processing facility at San Ignacio, ore was trucked back to the Cata plant in the main Guanajuato Mine Complex, approximately 20 km by road.

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft. Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel and to the east of the mineral resource in this report. Robert Brown has informed Mr. Waldegger through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. Mr. Waldegger has not reviewed the logs and the data was not included in the resource estimate.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Great Panther acquired the Guanajuato Mine Complex from the Cooperative in 2005. The operation included two main properties, a plant, workshops, and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate) and leases outside the Guanajuato Mine Complex, including the leases that define the San Ignacio property. The total purchase price was US$7,250,000, paid in staged cash payments to the end of 2006.

Great Panther has been recovering material from low-grade surface stockpiles on the San Ignacio property and processing it in the Cata plant. A total of 10,252 tonnes averaging 0.42 g/t Au and 61 g/t Ag has been processed since the start of the campaign in March 2011 ending in March 2012.

Great Panther has also been developing underground using a surface portal and ramping to access both the Intermediate and Melladito veins. From late November 2013 until the end of the first quarter (March 31) 2014 a total of 8,037 tonnes grading 103 g/t silver and 2.47 g/t gold was processed by the Guanajuato Mine. Total development to the end of March 2014 was 729 meters.

Application to SEMARNAT for a phase VI surface drill program of 3,500 meters is completed.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

This section is taken broadly from the Equity Exploration Group structural geology report on the San Ignacio project prepared for Great Panther in 2011.

7.1	Regional Geology

The San Ignacio Project lies within La Luz mining camp of the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanics and turbidites.

Within the Mesa Central, the project is located in the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide. The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures, however, which control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northeast faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history probably related to northeastward tectonic thrust emplacement. By contrast, much of the area to the south (e.g., in and around Guanajuato city) is underlain by a series of Tertiary volcanic rocks that lie unconformably on La Luz Basalt. The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene. Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid- Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district: the Sierra, Veta Madre, and La Luz systems.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

7.2	Local and Property Geology

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006). The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely), and was probably formed by accumulation of a series of extrusive flows and ash falls.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose Mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt, overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly Kbas across the San Ignacio property, he also reported that the stratigraphy east of Guanajuato generally consists of a lower pillowed basalt unit overlain by varied andesite volcanic rocks, so it is likely that similar stratigraphy is present at San Ignacio.

The mapped distribution of basalt and andesite units is consistent with open, shallowly plunging, property-scale folding.

Two types of dykes are present on the property, and both are quite rare. In the northern part of the property, a few fine-grained mafic dykes are exposed and preserve foliation and fractures similar to the host volcanic rocks, so these dykes are probably quite early. Fine-grained felsic dykes occur locally near the Veta Nombre de Dios structure, and are generally moderately silicified with minor fine- grained pyrite.

The interpreted property geology map is presented in Figure 7-1.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Figure 7-1: San Ignacio Project Property Geology Map

2,329,500 mN
2,329,000 mN
2,328,500 mN
2,328,000 mN
2,327,500 mN
2,327,000 mN
2,326,500 mN
257,500 mE
258,500 mE
259,000 mE
259,500 mE
260,000 mE
San Francisco
Pri
San Pablo adit
Sangria
San Ignacio
Purisima
Nuevo
La Boveda
Boca Mina San Jose
Lurvos
???
Chayito
San Jose
La Chuparosa
0
250
500
meters
Outcrop Lithology
Kanf
Kbas
Shear Zone
Kanfd
Kdi
Kbasd
Claim Outline
Region
Mine Workings
Adit entrace
Trech
Waste Dump
Trench
Mine
Mine Tailings
Shaft
Interpreted Lithology
Kanf
Kbas
Vein
GREAT PANTHER SILVER
Date Plotted
19-Jun-2012

Source: Great Panther Silver Ltd., 2014

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

7.3	Mineralization

The most important phase of mineralization in the Guanajuato district consists of epithermal silver-gold veins contained within northwest-trending, Cenozoic-age faults. La Luz structure consists of numerous mineralized fractures in a northwesterly-trending orientation, which extends for a known strike of approximately 8 km long. Historically productive veins on the property include the Veta Nombre de Dios, Veta Melladito, and Veta Plateros. Other veins identified in the recent Great Panther drilling are the Veta Intermediate, and Veta Nombre de Dios 2. Within the veins, mineralization is contained within tabular veins, vein stockworks, and breccias. The four veins with structural continuity inferred from surface mapping and diamond drilling from surface have been defined up to 650 m along strike and 350 m down dip. Two of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins. The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Base metals do not occur in significant concentrations, and the mineralized material is lead-poor. Economic mineralization consists of fine- grained disseminations of acanthite and pyragerite, with accessory pyrite, and relatively minor sphalerite, and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and colloform masses.

Average silver grades of the four veins range from 55 g/t Ag to 150 g/t Ag; average gold grades from 1.2 g/t Au to 2.5 g/t Au.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

8.0	DEPOSIT TYPES

The mineral deposit type being investigated on the San Ignacio property is classic fissure-hosted, low-sulphidation epithermal gold-silver-bearing veins and stockworks. Epithermal systems form near surface, usually in association with hot springs, and to depths of around a few hundred metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of the Guanajuato mining district, occurred in the middle to late Tertiary. Fluids rising up through fissures reach an elevation at which the hydrostatic pressure is low enough to allow boiling to occur. This emplacement model explains why there can be a limit to the vertical extent of the mineralization, as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions.

Epithermal type precious metal deposits in the La Luz vein system and specifically on the San Ignacio property are strongly vertically controlled and pinch to centimetre scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 m to 150 m; however, it can range from 50 m to 250 m.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

9.0	EXPLORATION

Great Panther has conducted geological and structural mapping, including sampling of outcrops, 729 m of underground development, as well as from exposures of historical underground workings.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings. This work is ongoing (see Figure 9-1).

A total of 147 surface samples and 57 underground samples were collected by chip and channel sampling. A coarse blanket was laid out to collect at least 1 kg of broken rock chips falling from the sample site and the rock was transferred into a clear rock sample bag. Each sample was identified by a plastic numbered sample tag and the sample bag was labelled with the same number. The blanket was shaken vigorously in between sample sites to minimize contamination. Samples were grouped together into rice bags and shipped to the SGS lab at the Cata plant. Standard chain of custody documents were used including forms requiring signature upon receipt of shipment by the lab.

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011. David Rhys (2013) spent one day reviewing the structural geology and collecting petrographic samples from drill-hole core. Petrographic, along with Scanning Electron Microscope (SEM) work, was completed by Katherina Ross (2013) on core samples of Melladito and Intermediate veins.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 masl. This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver. The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100 m to 150 m in vertical range; however, it can range from 50 m to 250 m.

Detailed geological mapping, structural geological studies, outcrop sampling, drift development and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4 km of prospective structures. The underground development along both Intermediate and Melladito veins confirms the geological and grade continuity of the veins.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Figure 9-1: Exploration Rock Sample Locations

Total Rock Chip Samples Collected on the Property
147 Surface Samples and 57 Undergroud Samples
Total 204 Samples
Ranging <1-686 Ag g/ton
Ranging <0.005 - 11.1 Au g/ton
A
San Frascisco Mine
2 Samples
188 - 225 Agg/ton
0.6 - 1.0 Aug/ton
B
Collapsed Working
4 Samples
34 - 60 Agg/ton
0.5 - 3.1 Aug/ton
C
San Pablo Mine
14 Samples
32 - 262 Agg/ton
0.34 - 6.5 Aug/ton
D
La Sangria Adit
9 Samples
4 - 351 Agg/ton
0.36 - 5.0 Aug/ton
E
Chayita Adit
6 Samples
31 - 686 Agg/ton
0.18 - 1.2 Aug/ton
F
San Jose de Abajo Mine
12 Samples
<1 - 19 Agg/ton
<0.005 - 0.1 Aug/ton
G
San Jose Mine
10 Samples
<1 - 11 Agg/ton
<0.005 - 2.24 Aug/ton
2,329,500 mN
2,329,000 mN
2,328,500 mN
2,328,000 mN
2,327,500 mN
2,327,000 mN
2,326,500 mN
257,500 mE
259,000 mE
259,500 mE
260,000 mE
San Francisco
Pili
San Pablo adit
Sangria
San Ignacio
Purisima
Nuevo
La Boveda
Tiro San Jose de Gracia
Lurves
???
Chayita
San Jose
La Chuparosa
0
250
500
meters
Outcrop Lithology
Kanf
Kanf
Kbas
Shear Zone
Kantfd
Kdi
Kbasd
Claim Outline
Region
Mine Workings
Adit entrace
Trech
Waste Dump
Trench
Mine
Mine Tailings
Shaft
Interpreted Lithology
Kanf
Kanf
Kbas
Vein
GREAT PANTHER SILVER
Date Plotted
19-Jun-2012

Source: Great Panther Silver Ltd., 2012

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

10.0	DRILLING

10.1	Summary of Results

Great Panther has completed 116 diamond drill holes at the San Ignacio Property. Drilling commenced in October 2010 and the last hole was completed in November 2013. All holes were drilled from surface. A map illustrating the drill-hole locations is presented in Figure 10-1. Drill holes were usually oriented to intersect the veins at a high angle (see Figure 10-2). Since the previous Mineral Resource estimate, 43 holes have been completed and one was abandoned but re-drilled.

The drilling program successfully delineated four veins in the northern portion of the property between grid line 450N and 1100N where 91 of the 116 holes were completed. The four veins with structural continuity interpreted from diamond drill hole intersections, underground mapping and sampling, and to some extent surface mapping, have been delineated up to 650 m along strike and 350 m down dip. Two of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins. Infill drilling of 13 holes completed since the previous estimate targeted the near surface mineralization in the Intermediate vein, and 1 hole targeted the Nombre de Dios vein.

Between 450N and 1100N, four drill holes intersected voids which were interpreted to represent historical workings limited in extent. Holes ES11-039 (450N), ES13- 105 (475N), ES13-112 (625N), and ES13-116 (725N) intersected broken core or voids ranging from 1 to 3 m in core length.

To the south of line 450N there are historical workings and 25 drill holes have been completed in this area but are not the subject of this report.

Overall, the core recovery was excellent with 99% of all samples having recoveries greater than 85%. There are no other drilling or sampling factors that could materially influence the accuracy and reliability of the results. Veta Melladito is a steeply dipping narrow vein with true width ranging 0.25 m to 4.5 m. It has been delineated to a maximum of 650 m along strike and 350 m below surface. The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 250 m in strike length and from surface to 150 down dip. The mineralization is possibly open to the south nearer to surface and it might intersect with Veta Intermediate.

Veta Intermediate is also steeply dipping and narrow with true width ranging 0.25 m to 8.5 m. It has been delineated a maximum of 400 m along strike and 350 m below surface. It is open at depth and along strike with strong mineralization observed to the south.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Veta Nombre de Dios 1 is shallowly dipping at 45 to 60 degrees to the southwest and also narrow with true width ranging 0.25 m to 4 m. It has been delineated a maximum of 400 m along strike and 180 m down dip. The vein is open to the south. At depth, Nombre de Dios 1 appears to intersect Veta Intermediate and is therefore limited in its potential down dip extent. To the north it terminates at line 850N where it may continue in Nombre de Dios 2 with a 40 m offset to the east.

Veta Nombre de Dios 2 is shallowly dipping at 45 degrees to the southwest and also narrow with true width ranging 0.25 m to 4 m. It has been delineated a maximum of 200 m along strike and 100 m down dip. The vein is open to the north. To the south it terminates at line 900N where it may continue in Nombre de Dios 1 with a 40 m offset to the west.

Figure 10-1: Drill Hole Location Map

Source: Great Panther Silver Ltd., 2014

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Figure 10-2: Cross-Section 700N

10.2	Summary of Procedures

All drill-hole data was stored in the Great Panther’s proprietary DataShed™ database (the database). The database contents were backed up every two hours and the database copied daily to a master database in Great Panther’s head office.

The contractor BD Drilling of Guadalajara, Mexico, drilled all diamond core holes at San Ignacio.

Drill-hole collar locations were determined using a total station instrument and the location data was uploaded directly into the database.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Bore hole deviation surveys were completed at 50 m intervals using a single shot instrument by Reflex™. Survey data was recorded onto paper logs by the driller or driller’s helper.

Drill core was transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is gated, guarded, and secure.

Core boxes were laid out by field technicians onto angled tables suitable for logging. The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist. Depth markers were checked for proper labelling, and the boxes were labelled with the drill core intervals. The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Geological logging was completed by the geologists and recorded directly into a local database using LogChief Software™ installed on Toughbook™ computers for later upload to the database.

Sample intervals for assaying were marked on the core boxes by the geologists. Sample lengths were generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5 m and the minimum length to be 0.5 m. Field technicians then photographed the core.

The field technician selected samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval. The water immersion procedure was followed and the data was recorded onto paper logs. The samples were returned to the core box after the tests were completed.

Core samples for assaying were collected by the field technicians. Sample interval data was recorded in a numbered ticket book. Each ticket had three portions: a stub and two tags. All portions of the sample ticket shared the same unique identification number. The two tag portions of each ticket were detached from the stub and stapled to the core tray at the start of the sample interval. The drill core was then cut using a diamond-tipped blade with clean water being used to lubricate and cool the blade. Half of the sample interval was placed inside a clear plastic rock sample bag labelled with the same ID as the ticket number. One tag was then removed from the core box and inserted into the sample bag along with the cut sample. The remaining stub, retained in the sample book, was completed with details such as drill hole ID and depth interval. The bag was then sealed and 25 samples were inserted into rice sacks and delivered with other samples from the same hole. One sample submission sheet per hole accompanied the samples to the on-site SGS assay laboratory which were usually sent every other day.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Assay certificates were received directly from SGS laboratory via email. Site geologists reviewed quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 – ESI11-009) were completed under the management of the Guanajuato Mine Geology Department. Mine geologists logged and sampled the core. Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department. The exploration staff re-logged and re-sampled all nine drill holes. The remaining drill holes were completed under the management and direction of the exploration department.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

All sampling and analytical work was conducted by employees, contractors, or designates of Great Panther.

11.1	Assay Samples

Sample preparation prior to dispatch to the analytical laboratories consisted of splitting the sample in half by cutting the core using a rock saw (procedure described in Section 10 - Drilling).

Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is a gated, guarded, and secure compound. The site security is of a reasonable standard, consistent with common practical industry standards.

Most of the analytical work was completed by the SGS Lakefield Laboratory (SGS) located on the company-owned Guanajuato Mine site. The lab was working towards ISO-17025 certification for their analytical methods at the time of writing (personal communications with Juan Pablo Bailon, manager SGS-Durango lab).

Sample preparation consisted of crushing through a two-stage crusher to 10 mesh and then split to a 200 g sub-sample for pulverizing to 98% passing 200 mesh. Samples are analyzed by fire assay with an AA finish using a 30 g aliquot, and any that report greater than 10 g/t Au or 300 g/t Ag are reanalyzed by fire assay using a gravimetric finish. The laboratory can also perform AAS determinations for As, Cu, Pb, Sb, and Zn.

Samples from holes ESI11-014 to 017 were sent to ALS Chemex in Guadalajara for sample preparation and then for analysis in Vancouver, Canada. Gold and silver was determined by fire assay using a 30 g aliquot and gravimetric finish (ALS method ME-GRA21) and a 33 element ICP package was also selected using a four acid near-total digestion (ALS method ME-ICP61).

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

The SGS laboratory manager conducted routine Quality Assurance/Quality Control (QA/QC) tests and instrument calibrations, and maintains a database of the results. SGS Group conducts a monthly round robin comparison against three other laboratories, and Laboratory Quality Services International conducts monthly checks as well.

Great Panther’s geological personnel inserted quarter-core duplicates, standard reference material, and blanks into the sample stream each at a frequency of one in twenty samples. Analytical results of control samples were reviewed immediately upon receipt of the assay certificates. A sample batch was rejected if any blank returned a result greater than or equal to 0.05 g/t Au or 5 g/t Ag, or if a standard returned a result greater than three standard deviations from the expected mean or two sequential results greater than two standard deviations away from, both above or both below, the mean. Batches were re-run if the field duplicate grades were greater than 10% from the original sample grade.

A total of 39 failures due to out of tolerance assay values were observed and corrective actions were followed. Table 11-1 provides a summary of expected values of each standard and the failure rates of the standards and blanks. Five batches in question were submitted to ALS Chemex with new standards and blanks inserted. A reasonable correlation between the silver and gold grades of the original pulps and re-assayed pulps provided confidence in the original silver and gold values and no failures with respect to the additional inserted standards and blanks were observed. No changes to the original assays were made.

Table 11-1: QC Sample Failure Rates

		GTS03	GTS04	GTS05	GTS06	Blank
Ag	Expected Value (g/t)	45.64	165	36.86	121	0
	Number of Failures	1	16	1	1	3
	Number of Samples	106	89	8	8	216
Au	Expected Value (g/t)	0.3	1.15	0.353	1.133	0
	Number of Failures	1	8	3	2	4
	Number of Samples	106	89	8	8	218

The standard reference materials (SRM) used were sourced from four 100 kg bulk samples of material from the Great Panther’s Cata Mine in Guanajuato with expected values, which reflect grade ranges present on the property. SRM GTS03, GTS05 and GTS06 was produced by SGS in Durango, and SRM GTS04 by Skyline laboratories in Tucson, Arizona.

The blank material was sourced from barren Rhyolite at roadside cuts on the Guanajuato to San Miguel de Allende route in Guanajuato State, Mexico. The material was assayed to ensure values of gold and silver were present in trace amounts only and then packaged in small bags of 60 g each.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Quarter core duplicate sample results were compared with the original quarter core sample results to see if the two results fall within 10% of each other. A total of nine failures lead to sample batch re-runs with the new values to be accepted as final if the new values were within 10%; otherwise, the original values were used since the perceived problem persisted. This is because the duplicate sample may actually contain different mineralization and since both values may be equally valid results, the company used the “first pass the post” approach. No samples were considered failed and no new assay values were substituted into the database.

Mr. Waldegger is of the opinion that the results of the analytical procedures for sample grade determination are suitable for use in resource estimation.

11.2	Bulk Density Samples

Samples approximately 10 cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The test work was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven). Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water. The raw information was recorded on paper logs.

Although no formal QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. Mr. Waldegger recommends duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

Mr. Waldegger is of the opinion that the bulk density test work was conducted using appropriate procedures and is reliable for resource estimation.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

12.0	DATA VERIFICATION

Drill hole data was provided by Great Panther in an organized manner on several worksheets of one MS Excel workbook. The datasets included were: hole location, down hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples. Also received were contour lines (10 m intervals) based on satellite data and purchased from the Instituto Nacional De Estadistica y Geografia (INEGI).

Mr. Waldegger checked the assay data from the supplied database for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors. No errors were observed in the assay table and only a small number of interval errors were observed and corrected in the alteration table.

Mr. Waldegger reviewed logging and sampling procedures while on site and was satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Mr. Waldegger checked core box intervals and compared measurements of core recovery and RQD against values recorded in the database. Mr. Waldegger observed geology and mineralization as described in the logs. No significant discrepancies were observed.

Mr. Waldegger collected three check samples of quartered core to verify the tenure of mineralization on the property. The samples were cut and sealed in clear rock sample bags by a field technician under Mr. Waldegger’s supervision who provided sample tags and later transported the samples to Acme Laboratories in Vancouver, BC, Canada. The results are presented in Table 12-1. Most values are slightly lower than the original values; however, they are in the same tenure as what is found on the property. One gold value is slightly higher than the reported original and one silver value is approximately half the reported original.

Table 12-1: Independent Check Samples vs. Original Samples

Hole-ID	From	To	Original Samples			Check Samples
	(m)	(m)	Sample-ID	Au (g/t)	Ag (g/t)	Sample-ID	Au (g/t)	Ag (g/t)
ESI12-073	141.2	142	1083213	5.51	279	959779	7.108	265
ESI11-039	140.72	141.35	1073519	15	477	959780	12.5	436
ESI11-045	100.91	101.6	1080278	4.08	299	959781	3.019	177

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Mr. Waldegger visited the drill sites, and using a hand held GPS he compared collar locations with those in the database. Twenty-two drill-hole collars from 11 drill-hole pads were located in the field and their locations were observed to be within 5 m in the northing and easting coordinates presented in the company’s database. Collar elevations were observed to be within 5 m of the ground surface defined by the INEGI 10 m contour lines.

During Mr. Waldegger’s site visit, he inspected the SGS laboratory and found it to be secure, orderly, and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC was applied to monitor accuracy, precision and contamination.

Mr. Waldegger selected two of the 14 drill holes completed in the vicinity of the Mineral Resource since the last Technical Report was released and crosschecked sample results with the original assay certificates. Two certificates were received via email directly from Ana Jaimes (SGS-GTO laboratory manager). For the previous Technical Report Mr. Waldegger crosschecked five drill holes. No discrepancies in silver or gold values were observed; however, the company database provided to the author had gold values to two decimals places, whereas the original certificates had gold values to three decimal places. In total, Mr. Waldegger has cross referenced 5% of the drill-hole database to original laboratory certificates.

Mr. Waldegger is of the opinion that the data supplied by the company was sufficiently free from errors, such that it was suitable for use in resource estimation.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Ore from the San Ignacio project is being batch treated at the central Cata plant. GPR have operated the Cata plant since 2006. The Cata processing plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The Cata mill has a maximum capacity of 1,200tpd but currently operates for ~20 days per month at a rate of approximately 918tpd for an average of 604 tonnes per calendar day.

The metallurgical performance for the San Ignacio ores has been less than that for the GTO Mine, as such the San Ignacio ores are separately “batch” processed. After the processing of a number of San Ignacio batches, the metallurgical balance showed the average silver recovery to be 79.5% and gold recovery to be 82.9% (to end of May 2014). As a large portion of the vein process to date has been relatively shallow elevations the ore has been affected by surficial alteration including oxidation of pyrite, and clay alteration of the host rocks, both leading to poorer recoveries than normally expected. Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals. The San Ignacio concentrate is blended with concentrates from Guanajuato Mine before shipment and sale.

In addition to the operation of the Cata plant, GPR has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

Mr. Waldegger of MFW Geoscience Inc. estimated the Mineral Resources on the San Ignacio Property.

The geological interpretation was provided by the Company. Wireframe modelling and grade estimation was completed by Mr. Waldegger using Leapfrog 3D geological modelling software provided by Aranz Geo Ltd. (Leapfrog), and geological modelling software GEMS™ Version 6.6 provided by Geovia (Gems).

14.2	Sample Database

MFW received drill-hole data from Great Panther for 116 diamond drill holes and chip samples from 213 face sample sites. For the purpose of this report, only 91 drill holes between sections 450N and 1100N, and underground samples from 112 sites from drifting along the Intermediate vein will be reported on in this section.

Sample intervals with assay values lower than the detection limit for silver and gold were imported at the detection limit. The Gems database records the sample as being less than detection. For analysis in external software (e.g. MS Excel), the values were converted to half the detection limit.

Descriptive statistics of the raw drill core samples and underground chip samples are presented in Table 14-1.

Table 14-1: Descriptive Statistics for the Sample Database

	Drill Hole Samples			Underground Samples
			Sample			Sample
	Ag	Au	Length	Ag	Au	Length
	(g/t)	(g/t)	(m)	(g/t)	(g/t)	(m)
Valid Cases	5948	5948	5951	346	346	346
Mean	20.3	0.35	1.00	136.4	2.27	0.79
Variance	5560.1	1.53	0.16	17933.1	5.93	0.06
Std. Deviation	74.6	1.24	0.40	133.9	2.44	0.24
CV	3.7	3.54	0.40	1.0	1.07	0.30
Minimum	0.25	0.005	0.05	0.25	0.005	0.25
1st Percentile	0.5	0.005	0.46	0.25	0.018	0.3
25th Percentile	0.5	0.02	0.7	23	0.290	0.6375
Median	2	0.05	1	101.5	1.265	0.8
75th Percentile	7	0.16	1.25	217	3.888	1
99th Percentile	354	6.08	1.6	302.5	5.403	1.1
Maximum	1390	26.00	11.9	791	13	1.5

Table includes both mineralized and non-mineralized intervals.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

14.3	Domain Modelling

Domain modelling is generally considered the first step in estimating resources for a mineral deposit. It consists of separating the mineralized material into different domains with distinct geological characteristics, grade distributions, and spatial continuity of grade. In practice, each domain takes the form of a 3D envelope often interpreted on sections or levels by a geologist.

Great Panther supplied to MFW domain models representing four mineralized veins. The domains were modelled to include vein, vein breccia, and stockwork material that were interpreted by Great Panther to form continuous veins called Melladito, Intermediate, Nombre de Dios 1, and Nombre de Dios 2. Not all material that was logged as vein, vein breccia, or stockwork was included in the four-modelled domains, as some of this material could not be correlated between drill holes, and not all of the intersections used to model the veins were mineralized.

Using Leapfrog 3D geological modelling software, MFW remodelled the Intermediate vein, based on the client’s interpretation of drill hole and underground chip samples. A minimum width of 1.5 m was applied during vein modelling. The vein models for Melladito, Nombre de Dios 1 and Nombre de Dios 2 were not remodelled for this update. They were previously modelled to a 1 m minimum width. Additional waste material was included within the domains at very narrow intersections due to modelling to the minimum widths.

Descriptive statistics of silver and gold grades in each domain are presented in Table 14-2 and Table 14-3. To establish whether or not the underground chip sample data is of a similar population to the diamond drill hole sample data, a comparison of the two composited datasets is presented in Section 14.6 Compositing.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Table 14-2: Descriptive Statistics of Silver Grade Grouped by Domain

Silver (g/t)	Melladito	Intermediate		Nombre de	Nombre de Dios
		Drilling	Underground	Dios 1	2
Valid Cases	132	227	226	50	21
Mean	56.0	150.6	192.0	88.9	138.8
Variance	9,720.9	40207.1	17691.0	7,554.7	14,266.9
Std. Deviation	98.6	200.5	133.0	86.9	119.4
CV	1.8	1.3	0.7	1.0	0.9
Minimum	1	0.5	0.25	1	2
5th Percentile	1	0.5	2	1.6	3.6
25th Percentile	4	13	99	23	45
Median	21	86	170.5	67	112
75th Percentile	57	190	254.25	119	255
95th Percentile	280	1039	362.9	286	427
Maximum	709	1100	791	314	439

Table 14-3: Descriptive Statistics of Gold Grade Grouped by Domain

Gold (g/t)	Melladito	Intermediate		Nombre de Dios	Nombre de Dios
		Drilling	Underground	1	2
Valid Cases	132	227	226	50	21
Mean	1.21	2.94	3.27	1.65	2.50
Variance	1.7	15.41	5.99	3.9	7.4
Std. Deviation	1.3	3.93	2.45	2.0	2.7
CV	1.1	1.34	0.75	1.2	1.1
Minimum	0.01	0.005	0.005	0.03	0.02
5th Percentile	0.01	0.01	0.024	0.04	0.04
25th Percentile	0.21	0.33	1.190	0.23	0.65
Median	0.78	1.53	3.160	0.90	1.16
75th Percentile	1.94	4.04	4.725	2.11	4.23
95th Percentile	3.52	20.72	6.304	5.48	9.76
Maximum	6.74	26.00	13	9.37	9.94

14.4	Bulk Density

3,055 samples were collected for bulk density determination from 91 diamond drill holes. The water immersion procedure on air-dried samples was followed. The bulk specific gravity (SG) results were grouped by modelled domain and their descriptive statistics are presented in Table 14-4.

The overall mean value of the 313 samples within the domains representing the veins was 2.63 g/cm3, and this global mean value was assigned to the block model for calculation of tonnage above a grade cut-off.

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Table 14-4: Descriptive Statistics of Bulk Density Grouped by Domain

Bulk Density	Melladito	Intermediate	Nombre de Dios 1	Nombre de Dios 2
(g/cm3 )
Valid Cases	91	164	41	17
Mean	2.63	2.63	2.61	2.62
Variance	0.00	0.003	0.00	0.00
Std. Deviation	0.07	0.06	0.06	0.04
CV	0.03	0.02	0.02	0.02
Minimum	2.29	2.51	2.32	2.55
5th Percentile	2.57	2.54	2.489	-
25th Percentile	2.6	2.6	2.6	2.595
Median	2.62	2.63	2.62	2.62
75th Percentile	2.66	2.65	2.64	2.655
95th Percentile	2.75	2.75	2.67	-
Maximum	2.88	2.92	2.68	2.7

14.5	Treatment of High-Grade Outliers

When estimating resources, high-grade outliers can contribute excessively to the total metal content of the estimate. In a geologic context, outliers can represent a separate grade population characterized by its own continuity; generally, there is less physical continuity of high grades than in the more prevalent lower grades. Thus, overestimation of both tonnage and average grade above a cut-off grade can result if a general model, normally dominated by the lower, more continuous grades, is applied to very high-grade values. The problem is further exaggerated when the high-grade samples are isolated in a field of lower grade samples (Sinclair, 2002).

Decile analyses were conducted and histograms and probability plots were reviewed to determine the potential risk of grade distortion from higher-grade samples.

To select a capping level, one approach is to identify natural breaks in the distribution of the assay data and probability plot. The silver and gold grade distributions for the raw samples are quasi-lognormal and, in general, distinct populations and natural breaks were observed.

Another approach is to determine how much metal is accumulated into bins based on ranking and grouping the raw data into deciles, and the last decile into percentiles. If too much metal is accumulated in the top few samples, then capping is warranted. There was not enough data to complete a meaningful decile analysis on the Nombre de Dios domains; however, the study indicated capping was warranted for the Melladito and Intermediate domains.

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Capping levels from reviewing the decile analysis and the histograms and probability plots are presented in Table 14-5. The final capping levels applied were a compromise between the two studies, and in general, they were between the 95th and 98th percentile value for each domain. A comparison of capped to uncapped block model estimates showed that capping removed approximately 6% of the total metal.

Table 14-5: Capping Levels for Silver and Gold Grouped by Domain

	Melladito	Intermediate	Nombre de Dios 1	Nombre de Dios 2
Silver (g/t)
Decile Analysis	200	700	-	-
Probability Plot	500	500	200	200
95th Percentile	280	670	285	427
Capping Level	300	700	250	300
Samples Capped	5	8	3	2
Gold (g/t)
Decile Analysis	4	11	-	-
Probability Plot	4	15	6	6
95th Percentile	3.5	10	5.5	9.8
Capping Level	4	15	6	6
Samples Capped	4	4	1	2

14.6	Compositing

14.6.1	Drill Hole Samples

The capped drill hole samples were composited to the length of the intersections with the modelled domains producing one composite per drill hole per domain. 121 composites were calculated with lengths ranging from 0.63 m to 24.6 m, and averaging 3.2 m. The composites are considered diluted as the domains were modelled to a minimum width.

Four drill holes intersected historical workings, which were recorded as gaps in the drill hole sampling. Compositing ignored these gaps instead of replacing them with zero grade.

The drill hole composites were used for interpolation of block grade.

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14.6.2	Underground Chip Samples

The underground chip sample locations were treated as individual drill holes drilled parallel to the face i.e. perpendicular to the strike of the vein, and were composited to the length of their intersections with the wireframe. Those that were not long enough to intersect both the hanging wall and footwall of the vein, required manual diluting at 0 g/t Ag and Au. A total of 43 composites out of 112 were diluted with sample lengths ranging from 0.02 m to 1.12 m at 0 g/t. The diluted underground composites were used for interpolation of block grade.

The diluted underground composites were then compared using a Q-Q plot to a subset of the drill-hole composites in close proximity to the underground samples. The results show that the two datasets are very similar in gold grade however the underground composites are on average 25% higher in silver grade than the drill- hole composites. The results are based on a comparison of 112 underground composites with only 16 drill-hole composites. Further investigations into why the silver grade of the underground samples are higher than that of the drill holes should be completed.

Descriptive statistics of composited silver and gold grades are presented below in Table 14-6 and Table 14-7.

Table 14-6: Descriptive Statistics of Composited Silver Grade Grouped by Domain

Silver (g/t)	Melladito	Intermediate		Nombre de	Nombre de
		Drilling	Underground	Dios 1	Dios 2
Valid Cases	41	49	112	23	8
Mean	41.38	117.4	168.3	79.82	94.01
Variance	2,583.09	11483.7	8752.4	2,992.03	4,657.94
Std. Deviation	50.82	107.2	93.6	54.70	68.25
CV	1.2	0.9	0.6	0.7	0.7
Minimum	0	0.5	0.1	1	8.3
5th Percentile	0.0	2.0	9.9	1.4	-
25th Percentile	4.4	34.5	99.7	46.9	29.3
Median	18.8	104.2	169.8	76.1	84.2
75th Percentile	64.2	169.4	222.2	117.7	169.1
95th Percentile	173.4	286.2	343.6	192.6	-
Maximum	175.6	581.1	444.2	200.0	179.1

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Table 14-7: Descriptive Statistics of Composited Gold Grade Grouped by Domain

Gold (g/t)	Melladito	Intermediate		Nombre de Dios	Nombre de Dios
		Drilling	Underground	1	2
Valid Cases	41	49	112	23	8
Mean	1.06	1.99	2.93	1.64	1.86
Variance	0.94	3.39	3.72	2.42	4.04
Std. Deviation	0.97	1.84	1.93	1.56	2.01
CV	0.9	0.9	0.66	0.9	1.1
Minimum	0	0.05	0.01	0.031	0.107
5th Percentile	0.00	0.16	0.16	0.04	-
25th Percentile	0.15	0.56	1.66	0.26	0.59
Median	0.84	1.27	2.91	0.88	0.99
75th Percentile	1.95	3.31	4.01	3.29	3.27
95th Percentile	3.09	6.32	6.27	4.70	-
Maximum	3.66	6.38	9.73	4.90	5.98

14.7	Block Model Parameters

The block model was updated for the Intermediate vein only. The blocks in the block model have a dimension of 6 m x 6 m x 5 m. The model uses the Guanajuato local grid (Mapes), and north is true north. The model was not rotated. The extent of the block model is provided in Table 14-8. The block model is configured to store rock type, density, capped and uncapped silver, gold, and silver equivalent grades, and resource classification. Each block also stored the percent of the wireframe occupying the block, the average distance of and number of holes/composites used in the estimate of grade for the block, the distance to the nearest hole, the grade of the closest composite, and the size of the search ellipse used to estimate grade for the block.

Table 14-8: Extent of the San Ignacio Block Model

			Size
	Minimum	Maximum	(m)	No. of Blocks
East	-6,993.75	-6,495.75	6	83
North	-1,383.25	-489.25	6	149
Elevation (masl)	1,940	2,415	5	95

The three veins, Melladito, Nombre de Dios 1 and Nombre de Dios 2 were estimated using a block model with a block size of 12 x 12 x 5 m. Details of the block model setup can be found in Waldegger, 2012.

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14.8	Grade Interpolation

Block grades were interpolated from the drill-hole composites and in the case of the Intermediate vein, from underground face samples as well. Inverse Distance weighted to the second power was used as the distance-weighted method to interpolate grade for all blocks.

Block grades were interpolated using the drill-hole composites in two passes using flattened search ellipses of increasing size for sample selection. The search ellipses were oriented parallel to each domain, and hard boundaries were applied between domains to prevent grade smearing from one vein to another.

The search ellipse used in Pass 1 had a radius of 60 m x 30 m thick and for Pass 2 a radius of 120 m x 60 m thick. Block grades were interpolated in the first and second passes using a minimum of three composites, and not more than six of the nearest composites.

For the Intermediate vein only, block grades were also interpolated using both the drill hole and underground face sample composites in a third, smaller search ellipse, with a 30 m radius. Only blocks within approximately 10 m of the underground levels were updated in the third pass.

14.9	Resource Classification

MFW classified resources at San Ignacio as Indicated and Inferred, in accordance with the Canadian Institute of Mining and Metallurgy and Petroleum Definition Standards for Mineral Resources and Reserves (CIM definitions).

It is reasonable to assume that the continuity of the veins has been demonstrated sufficient to support the Inferred category of resources through Great Panther’s drilling on sections spaced 50 m apart. Therefore, groups of blocks generally falling within 50 m of a composite were selected on long section for each domain and classified as Inferred. Blocks beyond the outlined regions were left unclassified.

It is reasonable to assume that geological and grade continuity of the Intermediate vein has been demonstrated to support the Indicated category of resources in the areas investigated in 2013 by infill drilling and underground development. Drill spacing in this area is approximately 25 m and underground face sampling (chip sampling) was every 2 to 3 m along strike as the drift advanced.

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14.10	Mineral Resource Tabulation

MFW estimated that the San Ignacio property contains Indicated Mineral Resources totalling 103,000 tonnes above a 125 g/t silver equivalent cut-off, at an average grade of 165 g/t silver and 3.54 g/t gold, for a total of 1,245,000 equivalent silver ounces (“Ag eq oz”)). In addition, MFW estimated Inferred Mineral Resources of 737,000 tonnes at an average grade of 115 g/t silver and 2.04 g/t gold, for 5,645,000 Ag eq oz.

The resource grouped by domain is presented in Table 14-9.

Table 14-9: Mineral Resources above a 125 AgEq g/t Cut-off

	Tonnage	Ag	Ag	Au	Au	AgEq	AgEq
	(kt)	(ppm)	(koz)	(ppm)	(koz)	(ppm)	(koz)
Indicated
INT	103	165	543	3.54	12	377	1,245
Inferred
DIOS1	178	103	591	1.99	11	224	1,287
DIOS2	147	141	663	2.38	11	285	1,346
INT	241	135	1,042	2.12	16	262	2,026
MELL	171	77	425	1.68	9	180	987
Total Inferred	737	115	2,721	2.04	48	238	5,645

Equivalent grades are commonly used to simplify the problem of mineral inventory tabulation in polymetallic deposits. An equivalent grade is one that is a combination of two or more grade variables in an arbitrary manner to produce a single variable for reporting tonnes and grades above the equivalent grade cut-off.

At San Ignacio, the silver equivalent grade was calculated as a function of gold and silver grades in the block model and based on the value ratio of 60 to 1 (Ag to Au). The ratio was being used at Great Panther’s underground operation at the Cata Mine in Guanajuato State, and is considered applicable for use in this estimate. The ratio considers metallurgical recoveries.

The equation used for silver equivalent grade was:

AgEquivalentgrade=Aggrade+(Augradex60)

14.11	Block Model Validation

The block grades were validated by visual inspection of the block grades on long section and comparison with the composited assays. The block grades were observed to honour the composited grades reasonably well.

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MFW also validated the block grades by comparing to a check model. The check model block grade was estimated using the nearest neighbour method, whereby block grades were assigned the grade of the closest composite. At a zero cut-off, the nearest neighbour estimate contains within 5% of the silver and gold ounces.

14.12	Comparison to Previous Resource Estimate

MFW estimated in 2012 that the San Ignacio project contained Inferred Mineral Resources of 826,000 tonnes averaging 121 g/t Ag and 2.28 g/t Au using a 125 g/t Ag equivalent cut-off grade.

The current estimate included an update to the Intermediate vein only. The estimate for the three other veins (Melladito, and Nombre de Dios 1 and 2) remain unchanged. Below is a list of differences from the previous estimate that had an impact on the current Mineral Resource estimate for the Intermediate vein:

•	13 additional surface drill holes and 112 underground chip sample sites were considered for the estimate on the Intermediate vein

•	the minimum modelling width of 1 m was increased to 1.5 m thereby increasing dilution

•	the ratio of silver to gold for the calculation of silver equivalent grade was changed from 60.8 to 1, to 60 to 1

•	the capping level of raw assays for gold was increased from 10 g/t to 15 g/t

•	the block size was decreased from 12 x 12 x 5 m to 6 x 6 x 5 m

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15.0	MINERAL RESERVE ESTIMATES

There are no mineral reserves.

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16.0	MINING METHODS

Mine pre-production at San Ignacio started in the third quarter of 2013. 8,730 tonnes of ore has been processed from 729 meters of ramp and level advance up to the end of the first quarter 2014.

The main ramp (4.5 by 4.5 meters) has a 12 % decline. It was developed using a 6 cubic yard scoop, a single-boom electric jumbo, and a combination of conventional 20 tonne trucks and an underground truck.

The mining method is standard cut and fill with waste provided by the development. Jacklegs are used in stopes for vertical to 70 degree production holes, and if necessary the hanging wall can be blasted if needed for at least a 2.0 meter wide stope. Forced air ventilation uses electric fans, and sump pumps operate at 50 – 60 gpm removing mine water. The two air compressors are electrical with 1,000 cfm and 100 psi. The mine’s electric power is supplied by the Mexican national grid.

There are two 12 hour working shifts operating from Monday to Saturday. There are 15 operators per shift, one supervisor per shift, plus one mine superintendent and one services crew of 5 persons (day shift only).

Mineralized rock is trucked to the Cata plant using conventional 20 tonne trucks.

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17.0	RECOVERY METHODS

The process flow sheet for the Cata plant is illustrated in Figure 17-1. The three stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000 tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18 inch material. From the bin the ore is taken by an apron feeder and over a vibrating grizzly to the Pettibone (24” by 36”) primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500 tonne capacity coarse ore bin that feeds a separate, smaller crusher so that different source materials can be kept separate if desired.

The jaw crusher product and the undersize from the vibrating grizzly is sent to the Symons (4 ft. standard head) secondary cone crusher, which further reduces the particle size to minus one inch. The secondary crusher product is conveyed to the Allis Chalmers (6 x 16 ft.) vibratory screen, where material, passing through the half-inch mesh, is conveyed to the fine ore bins. Oversize from the screen is fed to the Norberg HP300 tertiary cone crusher, with a design product size of one quarter inch. The tertiary crusher operates in closed circuit with the vibratory screen. The fine ore bin has a total capacity of 2,500 tonnes. Ore from the fine ore bins is conveyed to one of three Denver (7 x 14 ft.) ball mills operating in parallel.

The grinding section is designed to reduce the fine ore to slurry with a particle size of 68% passing 74 microns to liberate the sulphide minerals containing the gold and silver from the waste minerals.

The flotation section has been greatly improved with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. The flotation products of these cells are sent according to their quality to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding. After cleaning, the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving the concentrate with an average humidity of 11% and so is sent to the point of sale according to existing contracts. These modifications have been key to improvements in metallurgical recoveries.

In addition GMC have installed a small mill for regrinding (April, 2012), the middling products, i.e. cleaning cell tails together with the scavenger products, are reground to liberate the valuable sulphides before being recirculated to the head of the flotation circuit. This improved metal recovery in the plant.

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The plant has made improvements in better working and safer conditions, improvements to the environment, and of course more efficient operation, including 1) installation of a new electrical substation, 2) total change of electrical cables that were in poor condition, and 3) new tailings pumping system to the tailings dam (fully instrumented), using a single pump station and replace the old system with five pumping stations. This will help prevent potential damage to the environment, and lead to significant savings of electric energy.

Other projects completed in 2012 included the installation of a new double bed screen of 6 x 20 feet, as well as a new Norberg HP300 tertiary crusher. In 2013 a new concentrate filter press was installed to decrease humidity of the concentrate.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Figure 17-1: Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant

TOLVA DE FINOS 1500 TON
A DEPOSITO DE JALES

GREAT PANTHER SILVER LTD.

Process Flow Sheet

Guanajuato Mine Plant

Date	Scale	Figure
Nov 2013		17.1

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

18.0	PROJECT INFRASTRUCTURE

The surface and underground infrastructure at the San Ignacio project includes the following:

•	Underground workings from surface to approximately 70m below surface including ramps and several levels.

•	Connection to the national grid for the supply of electric power and sub-station facility.

•	Conventional and mechanized underground mining equipment.

•	Mine maintenance shop and associated office and stores.

•	Diesel storage facility.

•	Access road and mine waste dumps.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

The principal commodities at San Ignacio (considered part of the Guanajuato Mine Complex (“GMC”)) are iron sulphide concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world, and traders who purchase such concentrates.

19.2	Contracts

San Ignacio is an operating satellite mine of the GMC using employees and contracted services under the direction of company employed management. There are a number of contracts in place for:

•	Diamond drilling at San Ignacio (one contractor).

•	SGS contract to operate Guanajuato Mine laboratory where San Ignacio samples are assayed.

•	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments.

•	Sales of concentrates to traders and at times to smelters.

•	Trucking of ores from San Ignacio to GMC.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

GMC operates under the same permissions as the Cooperative since the property was acquired in 2005. The tailings storage facility is operated in accordance with federal laws and GMC works closely with Procuraduria Federal de Proteccion al Ambiente (Profepa), the Federal office for environmental protection.

GMC has an environmental department and carries out regular monitoring and reclamation work on the site, as well as coordinating permit application matters for activities such as exploration work in new areas.

20.1	Reclamation Closure

While there is no fund set aside for closure, such as a bond, the cost for closure was estimated independently (in Mexico) to be $400,000 and “in house” at US$1,000,000. Management uses the US$1,000,000 cost for accounting for asset retirement obligations.

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21.0	CAPITAL AND OPERATING COSTS

The operating budget for San Ignacio is an estimate as the mine is still in pre- production. For the 2014 (January-March) the average cost of pre-production was USD$75.00 per tonne (Table 21-1) which included plant, trucking, administration and mining costs.

Table 21-1: 2014 (January through March) Cost Report for San Ignacio

Plant	USD20.00 per tonne
Trucking	USD5.50 per tonne
Admin	USD15.50 per tonne
Mining	USD35.00 per tonne
TOTAL Unit Cost	USD75.00 per tonne

The San Ignacio Mine is operated under the supervision of GMC management personnel. GMC personnel carry out all mine maintenance, mining, and security.

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22.0	ECONOMIC ANALYSIS

This section has been excluded, as per securities regulations, as the GMC is in operation and Great Panther Silver Limited is a producing issuer.

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

23.0	ADJACENT PROPERTIES

Endeavour Silver Corp. (Endeavour) owns most of the surrounding mineral claims, with Peñoles owning several small claims. These surrounding claims host both the on-strike continuation of veins on the San Ignacio property, as well as parallel structures to the east of the property.

Endeavour operates the Bolañitos Mine approximately 3 km north of the San Ignacio shaft, and has a 1,000 t/d concentrator with a capacity of 1,600 t/d. Endeavour is also developing the Lucero Mine located approximately 200 m east of the north east corner of the San Ignacio property, which consists of numerous veins parallel to the structures on the San Ignacio property (Endeavour news release, January 24, 2012).

The author has not verified the information and it is not necessarily indicative of the mineralization on, nor does it speak to the economic viability of the property that is the subject of this report.

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24.0	Other Relevant Data and Information

There is no additional information necessary to make the technical report understandable.

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25.0	INTERPRETATIONS AND CONCLUSIONS

The area in which the San Ignacio property is located has a long history of mining dating back to 1548. There are numerous historical workings on the property and as such, there is a likelihood that Great Panther could successfully explore for additional mineral resources.

The drilling of 91 diamond drill holes on the San Ignacio property delineated four mineralized epithermal veins with the primary economic minerals of silver and gold. The veins were observed to be continuous along strike of up to 650 m and 350 m down dip. The mineralization is open in several directions most notably to the south where historic mining has occurred. Great Panther has completed an additional 25 holes to the south of the Mineral Resources which are not the subject of this report due to proximity of old mine workings.

Logging and sampling procedures followed by Great Panther were appropriate for the deposit type and mineralization style. The assaying completed at Great Panther’s wholly owned Cata Mine was managed by SGS Lakefield using conventional methods that are commonly used in the industry.

Metallurgical test work on fresh drill core from one of the veins in the estimate demonstrated viable floatation into a suitable concentrate with recoveries ranging from 78.9% to 91.8% for Au and from 76.4% to 89.0% for Ag.

MFW estimated that the San Ignacio property contains Indicated Mineral Resources totalling 103,000 tonnes above a 125 g/t silver equivalent cut-off, at an average grade of 165 g/t silver and 3.54 g/t gold, for a total of 1,245,000 equivalent silver ounces (“Ag eq oz”). In addition, MFW estimated Inferred Mineral Resources of 737,000 tonnes at an average grade of 115 g/t silver and 2.04 g/t gold, for 5,645,000 Ag eq oz.

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26.0	RECOMMENDATIONS

MFW recommends a $2,250,000 two-phase work program to update the current resource estimate and explore for additional resources on the San Ignacio property. The budget for this program is summarized in Table 26-1.

26.1	Phase 1

Additional sampling of the four veins comprising the mineral resource is required before the resources can be upgraded to higher categories. To that end, MFW agrees with Great Panther’s plan to continue developing underground, adding additional underground levels on the Intermediate vein and Melladito where sampling the exposed veins in detail will add considerable confidence to the understanding of grade continuity and geologic controls on mineralization. This recommendation is already part of the operations budget for 2014.

Concurrently, surface drilling is recommended to delineate the on strike extension of the Veta Intermediate, which is open to the south of the current resource estimate. The drilling of 3,500 m should continue at the 50 m line spacing from line 400N southward towards line 200S.

26.2	Phase 2

Contingent on positive results of the drilling and underground development and sampling from the Phase 1 program, underground drilling of 5,000 m is recommended. At this time, the amount of drilling estimated is highly uncertain.

MFW also recommends 1,000 m of surface drilling be budgeted for additional areas such as south of the San Jose de Garcia shaft in an area of historic underground mining, along with 3,000 m to test and in-fill the Nombre de Dios veins, and continue exploration testing along the Melladito, Intermediate and other parallel structures.

Table 26-1: Budget for Proposed Work Plan

			Cost per Unit	Cost
	Item	Metres	(US$)	(US$)
Phase 1	Surface Drilling	3,500	200	700,000
	Sub-Total	-	-	700,000
Phase 2	Underground Drilling	5,000	150	750,000
	Surface Drilling	4,000	200	800,000
	Sub-Total	-	-	1,550,000
	Grand Total			2,250,000

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27.0	REFERENCES

Baker D., 2011. 2011 Geology and Structure Report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Lewis W.J., Murahwi C.Z., and Leader R.J. 2011. NI 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincon International Limited

Rennie D.W., Bergen R.D., 2011. NI 43-101 Technical Report on the Guanajuato Mine Guanajuato State Mexico. Prepared for Great Panther Silver Limited by Scott Wilson Roscoe Postle Associates Inc.

Ross, K., 2013. Petrographic Report on samples from the Veta Madre and San Ignacio vein systems, Guanajuato District. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 126 pp.

Rhys D., 2013. June 2013 Guanajuato site visit: geological observations and recommendations. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 27 pp.

Sinclair and Blackwell, Cambridge, 2002. Applied Mineral Inventory Estimation, 381 pp.

Smith J., 2011. Technical Report on the San Ignacio Project Mineral Resource Guanjuato, Mexico. Prepared for Great Panther Silver Limited by Janelle Smith AIG.

Stewart M., 2006. Lithostratigraphy, Geology and Structure of the Guanajuato Area: Results of Mapping and Analysis. Prepared for Great Panther Resources Ltd. by Stewart Geoscience Consulting.

Velazquez P., 1973. A Study of the Possibility that the Luz Mineral Camp of Guanajuato can be a Resurgent Producer of Silver and Gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

Waldegger M.F., 2012. Technical Report on the San Ignacio Project Minearl Resource Guanajuato State, Mexico. Prepared for Great Panther Silver Limited by MFW Geoscience Inc.

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28.0	CERTIFICATES OF QUALIFIED PERSONS

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Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Robert F. Brown, P. Eng.

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as the co-author of this report “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico,” dated 6 August, 2014 and prepared for Great Panther Silver Limited., do hereby certify that;

1.             I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.             I am presently employed as VP Exploration for Great Panther Silver Limited.

3.             I have been employed in my profession by various companies since graduation in 1975.

4.             I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.             I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.             I have visited the San Ignacio Project on numerous occasions since 2006, most recently on May 27th, 2014.

7.             I am the author responsible for completed Sections 4 through 9, 13, 15 through 23, and the relevant portions of Sections 1, 2, 3, and 24 through 28 of this Technical Report utilizing data supplied by the persons listed in the References section of this report and Company databases.

8.             To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.             I am not independent of Great Panther Silver Limited as defined in Section 1.4 of NI 43-101 as I was appointed VP Exploration in April of 2004.

10.           I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

11.           I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 6 day of August, 2014

6 August 2014	Page 28-2

Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

Michael Waldegger, P. Geo.

I, Michael Waldegger of Coquitlam, British Columbia, as the author of this Technical Report titled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico,” dated 6 August 2014, do hereby certify that, and make the following statements:

  I am the president of MFW Geoscience Inc., with a business address at 5-3437 Wilkie Avenue, Coquitlam, British Columbia, V3B 0E5.

  I am a graduate of the University of Ottawa (B.Sc. Hons., 1998).

  I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, Registration #33582.

  I have practised my profession in the mining industry continuously since graduation.

  I have read the definition of “qualified person” set out in NI 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

  My relevant experience includes 18 years working as a geologist in the mining sector. Most relevant to the subject of this report are the recent eight years of estimating mineral resources on numerous projects around the world in both base metals and precious metals deposits. I have also been involved in many drill programs in a management capacity, on site logging, sample chain of custody, and managing drill hole databases.

  I am responsible for the contents of Sections 10, 11, 12 and 14, and the relevant portions of Sections 1, 2, 3, and 24 through 28 of this Technical Report titled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico,” dated 6 August 2014.

  I have prior involvement with the property that is the subject of the Technical Report. I authored the previous Technical Report.

  I have visited the property described in this report on the 8th and 9th of May 2012.

  As of the date of this Certificate, to my knowledge, information, and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

  I am independent of the Issuer as defined by Section 1.4 of the Instrument.

  I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 6 day of August 2014, at Vancouver, British Columbia.

                         “Michael F. Waldegger”
________________________________________________
                     Michael F. Waldegger, P. Geo.

6 August 2014	Page 28-3

Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico

29.0	DATE AND SIGNATURE PAGE

The effective date of this Technical Report titled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico,” is April 6th, 2014.

This report is issued on August 6, 2014.

                       “Michael F. Waldegger”
________________________________________________
                     Michael F. Waldegger, P. Geo.
                            MFW Geoscience Inc.

The effective date of this Technical Report titled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico,” is April 6th, 2014.

This report is issued on August 6, 2014.

                              “Robert F. Brown”
________________________________________________
                             Robert F. Brown, P. Eng.
                  V.P. Exploration, Great Panther Silver
                                         Limited

6 August 2014	Page 29-1